Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with Limited Liability)

(SEHK Stock Code: 6883)

GRANT OF SHARE OPTIONS AND RESTRICTED SHARES

The Board announces that on March 30, 2015, the Company has granted (i) share options to subscribe for a total of 2,591,751 Shares; and (ii) restricted shares in respect of a total of 1,445,001 Shares, pursuant to the 2011 Share Incentive Plan.

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) announces that on March 30, 2015, the Company has granted to certain employee (i) share options (the “Share Options”) to subscribe for a total of 2,591,751 ordinary shares of US$0.01 each of the Company (the “Shares”) and (ii) restricted shares in respect of a total of 1,445,001 Shares, pursuant to the 2011 share incentive plan adopted on October 6, 2011 (the “2011 Share Incentive Plan”). Details of the grants are as follows.

(i)	Share Options

Date of grant	March 30, 2015
Exercise price	US$7.4823 per Share
Number of underlying Shares involved	2,591,751
Closing price of the Shares on the date of grant	US$7.2433 per Share
Validity period of the Share Options	The Share Options are valid for a period of 10 years from the date of grant

The Share Options were granted with the following vesting dates:

Number of Share Options		Vesting date
55,224[1]	March 30, 2016	March 30, 2017	March 30, 2018
6,900[2]	March 30, 2017	March 30, 2018
2,529,627	March 30, 2018

Notes:	1	Share Options are to be vested equally over 3 years on the relevant vesting dates.
	2	Share Options are to be vested equally over 2 years on the relevant vesting dates.

Among the Share Options granted above, Share Options to subscribe for 690,291 Shares were granted, with the approval of the compensation committee of the Company which comprises independent non-executive directors of the Company, to the following director of the Company and details are as follows:

Name	Position	Number of underlying Shares involved
Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	690,291

(ii)	Restricted Shares

Date of grant	March 30, 2015
Number of Shares involved	1,445,001
Vesting Period	Maximum 3 years

The restricted shares were granted with the following vesting dates:

Number of restricted shares		Vesting date
176,733[1]	March 30, 2016	March 30, 2017	March 30, 2018
3,450[2]	March 30, 2017	March 30, 2018
1,264,818	March 30, 2018

Notes:	1	Restricted shares are to be vested equally over 3 years on the relevant vesting dates.
	2	Restricted shares are to be vested equally over 2 years on the relevant vesting dates.

Among the restricted shares granted above, restricted shares in respect of 494,265 Shares were granted, with the approval of the compensation committee of the Company which comprises independent non-executive directors of the Company, to the following directors of the Company and details are as follows:

Name	Position	Number of restricted shares	Number of underlying Shares involved	March 30, 2016	Vesting date March 30, 2017	March 30, 2018
Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	345,144	345,144	0	0	345,144
James Douglas Packer	Non-executive director (Co-chairman)	16,569	16,569	5,523	5,523	5,523
Clarence Yuk Man Chung	Non-executive director	16,569	16,569	5,523	5,523	5,523
John Peter Ben Wang	Non-executive director	16,569	16,569	5,523	5,523	5,523
Rowen Bruce Craigie	Non-executive director	16,569	16,569	5,523	5,523	5,523
William Todd Nisbet	Non-executive director	16,569	16,569	5,523	5,523	5,523
James Andrew Charles MacKenzie	Independent non-executive director	16,569	16,569	5,523	5,523	5,523
Thomas Jefferson Wu	Independent non-executive director	16,569	16,569	5,523	5,523	5,523
Alec Yiu Wa Tsui	Independent non-executive director	16,569	16,569	5,523	5,523	5,523
Robert Wason Mactier	Independent non-executive director	16,569	16,569	5,523	5,523	5,523

The above restricted shares awarded to the directors would be settled by share purchased from secondary market by an independent third party acting as the trustee of the 2011 Share Incentive Plan.

The 950,736 restricted shares awarded to the other grantees, who are not connected persons to the Company, would be settled by allotment of new shares of the Company, pursuant to the general mandate granted by the shareholders of the Company at the annual general meeting held on May 21, 2014 (the “2014 General Mandate”). Application will be made by the Company to the Stock Exchange of Hong Kong Limited for the approval of the listing of, and permission to deal in, such shares to be issued pursuant to the 2014 General Mandate.

Due to the de minimis size, the grant of restricted shares as disclosed in this announcement does not constitute a non-exempt connected transaction nor a notifiable transaction under Chapter 14A or Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board of Melco Crown Entertainment Limited Lawrence Yau Lung Ho Co-Chairman and Chief Executive Officer

Macau, March 31, 2015

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

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